EXHIBIT 1

Media Release

2 December 2003

Hospitals sale update and buy-back intention

Mayne has now completed the sale of 41 of its 53 hospitals, as indicated on 21 October 2003. The approvals for the sale of the Indonesian, collocated and privatised hospitals is progressing in accordance with Mayne’s expectations and discussions have been opened with each of the relevant authorities.

Mayne now plans to seek shareholder approval for a buy-back of up to $500 million over the next 12 months in order to provide the Board with the flexibility for a range of capital management initiatives.

Following receipt of shareholder approval, the company plans to proceed with an off-market buy-back tender expected to be between $250 and $350 million. The final quantum of the off-market buy-back tender will depend on various factors, including an assessment of the value to Mayne in buying back shares at the tendered price versus any capital redeployment opportunities which may exist.

The earliest opportunity for the buy-back to commence is early in the 2004 calendar year. As such, the Notice of Meeting to seek approval for the buy-back with the detailed information regarding the buy-back process will be sent to shareholders in early February 2004. The period when tenders will be accepted is expected to begin in early March 2004 after Mayne’s half year results are released as the market will then be fully informed of the company’s financial position. The buyback process is expected to be completed by early April 2004.

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For further information contact:

Media:	Investors:
Rob Tassie	Larry Hamson
General Manager Public Affairs	Investor Relations Manager
Phone: 03 9868 0886	Phone: 03 9868 0380
Mobile: 0411 126 455	Mobile: 0407 335 907